Exhibit 2.2

CONTRACT OF SALE

This CONTRACT is made and entered into as of October 22, 2004, by and between

ASCENCIA BANK, INC.,
a Kentucky banking corporation
2500 Eastpoint Parkway
	Louisville, Kentucky 40223	(“Seller”)
and
1ST INDEPENDENCE BANK, INC.
a Kentucky banking corporation
4220 Shelbyville Road
	Louisville, Kentucky 40207	(“Buyer”).

RECITALS

A. Seller is the owner in fee simple of the real property described on EXHIBIT A attached hereto and made a part hereof.

B. Seller desires to sell, transfer and convey said real property, and Buyer desires to buy said real property, and any and all improvements located thereon pursuant to the terms and conditions contained in this Contract.

NOW, THEREFORE, in consideration of the mutual representations, benefits and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, Seller and Buyer covenant and agree as follows:

TERMS AND CONDITIONS

1. The Property. The real property (“Property”) consists of one parcel located at 8620 Biggin Hill Lane, Louisville, Jefferson County, Kentucky, as more particularly described on EXHIBIT A, together with any and all improvements now existing or hereafter located thereon.

2. Purchase Price. The purchase price for the Property is TWO MILLION THREE HUNDRED THOUSAND AND 00/100 DOLLARS ($2,300,000.00) (the “Purchase Price”), and shall be paid by Buyer to Seller at Closing (as hereinafter defined) in cash, by cashier’s check, or by wire transfer of immediately available federal funds to such account as Seller may designate.

3. Closing; Closing Adjustments and Costs; Closing Documents.

(a) Closing Date. The Closing shall be held on the closing date of the Stock Purchase Agreement, dated of even date herewith (the “Stock Purchase Agreement”), between 1st Independence Financial Group, Inc. (“Buyer Holding Company”), and Porter Bancorp, Inc. (“Porter”).

(b) Closing Time and Place. The closing shall be held on the Closing Date at a time and place mutually agreed to by Seller and Buyer (the “Closing”).

(c) Closing Costs. Buyer shall pay the recording fee for the deed, and all title examination fees and title insurance premiums, if any, necessary to provide Buyer with an owner’s policy of title insurance. Seller shall pay for preparation of the deed and the transfer tax on the deed. Buyer and Seller shall be responsible for the payment of their own respective attorneys’ fees and expenses.

(d) General Warranty Deed. On the Closing Date, Seller shall convey to Buyer an unencumbered, marketable fee simple title to the Property by recordable deed of General Warranty, free and clear of all liens and encumbrances, except liens for real property taxes and assessments due and payable in the year of closing and thereafter, which Buyer assumes and agrees to pay, subject to the prorations set forth in Paragraph 3(e). This conveyance is made subject to all (i) easements, restrictions and stipulations of record, and (ii) governmental laws, ordinances and regulations affecting the Property.

(e) Real Property Taxes. All real property ad valorem taxes and assessments against or on the Property, due and payable in the year of Closing, shall be prorated between Seller and Buyer as of the Closing Date on a calendar year or fiscal year basis, whichever is appropriate.

(f) Utility Charges. Seller shall pay all charges for utility services rendered before the Closing Date with respect to the Property, and Buyer shall pay all charges for utility services rendered on or after the Closing Date. All utility meters with respect to the Property, if any, shall be read by a representative of each utility company on the Closing Date.

4. Possession. Exclusive possession of the Property shall be delivered to Buyer on the Closing Date.

5. As Is Condition. Buyer acknowledges and agrees that, except as specifically set forth herein, Seller is not making and has not at any time made any warranties or representations of any kind or character, express or implied, with respect to the Property, including, but not limited to, any warranties or representations as to the habitability, merchantability, fitness for a particular purpose, zoning, physical defects or condition, environmental condition, compliance with applicable laws, rules and regulations or any other matter whatsoever regarding the Property, except as provided in Paragraph 6. Subject to Seller’s representations and warranties specifically set forth herein, Buyer acknowledges and agrees that upon Closing, Seller shall sell and convey the Property to Buyer and Buyer shall accept the Property “AS IS AND WITH ALL FAULTS.” Buyer has not relied and will not rely on, and Seller is not liable for or bound by, any expressed or implied warranties, guaranties, statements, representations, or information pertaining to the Property or relating thereto made or furnished by any agent representing or purporting to represent Seller.

6. Representations and Warranties of Seller. Seller represents and warrants to Buyer that:

(a) Seller is a Kentucky Banking corporation duly organized, validly existing and in good standing under the laws of Kentucky. Seller possesses full right, power and authority to execute, deliver and perform this Contract. This Contract has been duly and validly executed and delivered by Seller and is legally binding upon and enforceable against Seller in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles.

(b) Seller possesses and will possess, and will convey and transfer on the Closing Date, fee simple title to the Property, and Seller possesses full right and power to convey the Property to Buyer.

(c) Neither the execution nor delivery of this Contract nor the consummation of the sale of the Property will conflict with or result in a breach of any of the terms, conditions or provisions of, or constitute a default under Seller’s articles of incorporation, bylaws, or other organizational document, as applicable, or result in the creation of any lien or any agreement, instrument, order, judgment or decree to which Seller is a party, is bound or is subject and no further action is required to be taken by Seller, nor is it necessary for Seller to obtain any action, approval or consent by or from any third persons or governmental authority, to enable Seller to enter into or perform its obligations under this Contract.

(d) No litigation, claim or other proceeding before any court or other governmental authority that could adversely affect title to the Property is pending against Seller or its officers, directors or affiliates; no such litigation, claim or other proceeding has been threatened; and there are no facts which could reasonably give rise to such litigation, claim or other proceeding.

(e) To Seller’s knowledge, and without any independent inquiry, (i) Seller has not contaminated the Property or released any Hazardous Substance on the Property; (ii) Seller has not received any notice, demand letter, claim or request for information alleging any violation of, or liability under, any Environmental Law regarding the Property; (iii) Seller is not subject to any order, decree, injunction, or other agreement with any governmental entity or any third party relating to any Environmental Law regarding the Property; and (iv) Seller has previously disclosed and made available to Buyer copies of all environmental reports or studies, sampling data, correspondence and filings in its possession or reasonably available to it relating to the Property. As used herein, the term “Environmental Laws” means any federal, state or local law, regulation, order, decree or permit relating to: (A) the protection or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) wetlands, indoor air, pollution, contamination or any injury or threat of injury to persons or property in connection with any Hazardous Substance; and the term “Hazardous Substance” means any substance that is: (A) listed, classified or regulated pursuant to any Environmental Law, (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon or (C) any other substance which is the subject of regulatory action by any governmental entity in connection with any Environmental Law.

(f) Seller is not a party to any leases, licenses or other agreements in effect purporting to grant to any third party the right to enter into, occupy or use the Property.

(g) There are no third party cleaning, landscaping, construction, maintenance or other contracts in effect with respect to the Property.

(h) The representations and warranties in this Section 6 shall survive the delivery of the deed and not be merged therein.

7. Covenants.

(a) Between the date of this Agreement and the Effective Time, Seller will continue to maintain Property in a commercially reasonable manner consistent with such operation prior to the date of this Agreement.

(b) Within three (3) business days after complete execution of this Agreement, Seller will make available to Buyer and permit Buyer to copy all files in Seller’s possession or reasonable control with respect to the design, construction, operation, use, occupancy and management of Property.

(c) Each of Seller and Buyer shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any material adverse effect with respect to it or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

(d) Within twenty-one (21) days after the date of this Contract, Seller shall cause a qualified third party to conduct a Phase I environmental study of the Property and deliver to Buyer the written report of such inspector conforming to all guidelines applicable thereto.

8. Risk of Loss. All risk of loss with respect to the Property shall remain with Seller until the closing and delivery of the deed to Buyer.

9. Casualty and Condemnation. If at any time prior to the Closing Date, all or any substantial part of the Property is damaged by fire or other casualty, taken or appropriated by virtue of eminent domain or similar proceedings, or is condemned for any public or quasi-public use, then Buyer may terminate this Contract. If Buyer terminates this Contract, then Seller shall be entitled to receive all insurance proceeds or condemnation proceeds paid for that portion of the Property damaged or taken. If Buyer elects to maintain this Contract in full force and effect, then (a) Buyer shall be entitled to receive all insurance proceeds or condemnation proceeds paid for that portion of the Property damaged or taken and not expended for repairs, or (b) if the insurance proceeds or condemnation proceeds have been paid to Seller, then Buyer shall receive a credit against the Purchase Price equal to the amount of insurance proceeds or condemnation proceeds paid to Seller and not expended for repairs.

10. Default. If, following the full execution of this Contract, either party defaults in the performance of its duties or obligations under this Contract, then:

(a) if Buyer is the party in default, (i) this Contract shall become null and void, and (ii) Seller may pursue any other remedy available at law or in equity; and

(b) if Seller is the party in default, (i) Buyer may declare this Contract null and void, and (ii) Buyer may pursue any other remedy available at law or in equity.

11. Notice.

(a) Delivery. Any notice or consent authorized or required by this Contract shall be in writing and (i) delivered personally, (ii) sent postage prepaid by certified mail or registered mail, return receipt requested, or (iii) sent by a nationally recognized overnight carrier that guarantees next day delivery, directed to the other party at the address first set forth above or such other parties or addresses as may be designated by either Buyer or Seller by notice given from time to time in accordance with this Paragraph 11.

(b) Receipt. A notice or consent given in accordance with this Paragraph 11 shall be deemed received (i) upon delivering it in person, (ii) three days after depositing it in an office of the United States Postal Service or any successor governmental agency, or (iii) one day after giving it to a nationally recognized overnight carrier.

12. Real Estate Commission. Buyer and Seller each represent and warrant to the other that they have not dealt with any real estate agent, broker, or finder to whom a commission would be payable by reason of the transaction contemplated herein, and shall indemnify and hold each other harmless for all costs, expenses, and fees incurred by the other party by reason of any claim for a commission on the sale.

13. Benefit and Binding Effect. This Contract shall be binding upon, and shall inure to the benefit of, the parties hereto, their respective heirs, legal representatives, successors and assigns.

14. Time of the Essence. Time is of the essence for this Contract.

15. Governing Law. This Contract shall be governed by and construed in accordance with the laws of the Commonwealth of Kentucky.

16. Entire Agreement. This Contract contains the entire agreement between the parties hereto with respect to the matters to which it pertains, and may be amended only by written agreement signed by both Buyer and Seller.

17. Headings. The paragraph headings used herein are for convenience purposes only and do not constitute matters to be construed in interpreting this Contract.

18. Drafting. This Contract was drafted by Seller for convenience purposes only, and shall not be construed for or against either party on such basis.

19. Assignment. Buyer may not assign this Contract to any party without the consent of Seller.

20. Conditions Precedent.

(a) The obligations of Seller and Buyer to consummate this transaction is subject to the fulfillment at or prior to the Closing Date of the consummation of the purchase by Porter Bancorp, Inc. (“Porter”) of common stock of Citizens Financial Bank, Inc. from Buyer, as contemplated by that certain Stock Purchase Agreement between Porter and Buyer dated as of October 22, 2004.

(b) The obligations of Buyer to consummate the transaction are subject to the following:

i. The representations and warranties of Seller set forth in this Contract shall be true and correct as of the date of this Contract and as of the date of Closing as though made on and as of the date of Closing (except that representations and warranties that by their terms speak as of the date of this Contract or some other date shall be true and correct as of such date), and Buyer shall have received a certificate, dated the date of Closing, signed on behalf of Seller by the Chief Executive Officer and the Chief Financial Officer of Seller to such effect.

ii. No governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the sale contemplated herein.

iii. Seller shall have performed in all material respects all obligations required to be performed by Seller under this Contract at or prior to the date of Closing, and Buyer shall have received a certificate, dated the date of Closing, signed on behalf of Seller by the Chief Executive Officer and the Chief Financial Officer of Seller to such effect.

iv. Buyer shall have obtained from a qualified appraiser of Buyer’s choosing an appraisal of the Property showing an appraised value of not less than Two Million Three Hundred Thousand Dollars ($2,300,000).

v. Buyer’s inspection of the Property, including, without limitation, all materials required to be delivered by Seller under this Contract, shall not have disclosed any Material Defect in the Property. For purposes of this Contract, “Material Defect” shall mean the existence of (i) a lien or encumbrance on the legal title to the Property, which materially detracts from the value of the Property, (ii) any discharge, disposal, release or emission of any Hazardous Substance in the ground or the structure of the Property or the existence of any underground storage tank for which Buyer has been advised in writing by its legal counsel that the tank is not in compliance with Federal, state or local laws and in which Buyer reasonably believes, based on the advice of its legal counsel and its environmental consultant/contractor, that the amount of expense or liability which Buyer could reasonably incur or for which it could reasonably become responsible or liable following consummation of the transactions contemplated by this Contract at any time or over any period of time could equal or exceed $50,000, or (iii) material deficiencies in the plumbing, electrical, HVAC, drive thru air transport system, roof, walls, or foundations of the Property as to which Buyer reasonably believes the cost of repairs or corrections would equal or exceed $50,000 in the aggregate.

vi. Seller shall have furnished Buyer with such certificates of its respective officers and such other documents to evidence fulfillment of the conditions set forth in this Section 20 as Buyer may reasonably request, including, without limitation, any standard owner’s affidavit reasonably requested by the title company providing title insurance to Buyer.

IN WITNESS WHEREOF, the parties acting by and through their duly authorized representatives, duly executed this Contract as of the date first set forth above, but actually on the dates set forth below.

SELLER:

ASCENCIA BANK, INC.,
a Kentucky banking corporation

By:	/s/ Maria L. Bouvette

Title:	President

Date:	October 22, 2004

BUYER:

1st INDEPENDENCE BANK, INC.
a Kentucky banking corporation

By:	/s/ N. William White

Title: Chief Executive Officer

Date:	October 22, 2004

1st INDEPENDENCE BANK, INC.
a Kentucky banking corporation

By:	/s/ N. William White
N. William White
Title: President

Date:	October 22, 2004

EXHIBIT A

BEING LOT 3B, as shown on revised plat of Stony Brook North (Tract 9, Section 1, Lot 3), of record in Plat and Subdivision Book 40, Page 45 in the Jefferson County Court Clerk’s Office.

BEING the same property conveyed to Ascencia Bank (as successor in interest to USACCESS BANK, INC.), a Kentucky banking corporation, by deed dated March 27th, 2002, recorded on April 8, 2002, in Deed Book 7856, Page 244, in the Jefferson County Court Clerk’s Office.